UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 12th , 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Intermediary Interests on Own Capital
         . Banco Bradesco S.A.

Dear Sirs,

     The Board of Executive Officers of Banco Bradesco S.A., in a meeting held today, decided to propose to the Board of Directors, which will resolve in a meeting to be held on July 3rd, 2009, the payment to the Company’s shareholders of Intermediary Interests on Own Capital related to the first half 2009, in the total amount of R$501 million, of which R$0.155520588 per common share and R$0.171072647 per preferred share.

     The shareholders registered in the Bank’s Books on July 3rd, 2009 will be benefited. The Company’s shares will be traded “ex-right” on Intermediary Interests from July 6th, 2009 on.

     Upon approval of this proposal, the payment will be settled on July 20th, 2009, in the net amount of R$0.132192500 per common stock and R$0.145411750 per preferred stock, already deducting fifteen percent (15%) Withholding Income Tax, except for corporate entity shareholders which are exempted from this taxation, and thus will receive the declared amount, as follows:

• credit in the current account informed by the shareholder;

• the shareholders who do not inform their banking data or do not hold a current account in a Financial Institution must go to a Bradesco Branch on their preference having their identification document and the “Notice For Receipt of Earnings from Book-Entry Shares”, sent by mail to those having their address updated in the Company’s records;

• to those with shares held on custody with the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), the payment of Interests will be made to BM&FBOVESPA, which will transfer them to the shareholders through the Depository Agents.

     The aforementioned Interests will be computed, net of Withholding Income Tax, in the calculation of mandatory dividends of the fiscal year, as provided in the Company’s Bylaws, and they correspond to 10 times the amount of Dividends paid monthly.

Cordially,
Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.